Exhibit 12.1
FIRST INDUSTRIAL, LP
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	2006		2005		2004	2003	2002
(Loss) Income from Continuing Operations before Income Taxes from Continuing Operations	(36,884)		(457)		28,774	16,759	49,128
Plus:
Interest expense	121,130		108,537		99,067	95,198	87,439
Rentals Deemed Representative of an Interest Factor	643		577		433	496	572
Amortization of DFC and IRPA	2,664		2,122		1,928	1,761	1,858

Net Earnings	87,553		110,779		130,202	114,214	138,997

Interest Expense	121,130		108,537		99,067	95,198	87,439
Rentals Deemed Representative of an Interest Factor	643		577		433	496	572
Capitalized Interest	5,063		3,271		1,304	761	7,792
Amortization of deferred financing costs and IRPA	2,664		2,122		1,928	1,761	1,858

Fixed Charges	129,500		114,507		102,732	98,216	97,661

Ratio of Earnings to Fixed Charges	(b	)	(b	)	1.27	1.16	1.42

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, portion of rent expense representative of interest factor, and amortization of deferred financing costs.

(b)	For the years ended December 31, 2006 and 2005, the ratio coverage is less that 1:1. The Consolidated Operating Partnership must generate additional earnings of $41,947 and $3,728 for the years ended December 31, 2006 and 2005, respectively, to achieve a ratio coverage of 1:1.

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